SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 18, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports second quarter 2021 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2021 RESULTS1

QUARTERLY ADJUSTED EBITDA2 TOTALED NIS 213 MILLION
NET DEBT2 TOTALED NIS 670 MILLION

QUARTERLY CELLULAR SUBSCRIBER GROWTH TOTALED 67 THOUSAND

PARTNER’S FIBER-OPTIC SUBSCRIBER BASE TOTALS MORE THAN 180 THOUSAND
AS OF TODAY

 THE NUMBER OF HOUSEHOLDS IN BUILDINGS CONNECTED TO PARTNER’S FIBER-OPTIC
INFRASTRUCTURE TOTALS 600 THOUSAND AS OF TODAY

FIBER-OPTIC SUBSCRIBER BASE CONSTITUTES MORE THAN HALF OF THE
INFRASTRUCTURE-BASED INTERNET SUBSCRIBER BASE AS OF TODAY

Second quarter 2021 highlights (compared with second quarter 2020)

•	Total Revenues: NIS 840 million (US$ 258 million), an increase of 9%
•	Service Revenues: NIS 649 million (US$ 199 million), an increase of 5%
•	Equipment Revenues: NIS 191 million (US$ 59 million), an increase of 21%
•	Total Operating Expenses (OPEX)[2]: NIS 485 million (US$ 149 million), an increase of 6%
•	Adjusted EBITDA: NIS 213 million (US$ 65 million), an increase of 6%
•	Profit for the Period: NIS 9 million (US$ 3 million), an increase of NIS 2 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 8 million (US$ 2 million), a decrease of NIS 36 million
•	Cellular ARPU: NIS 48 (US$ 15), a decrease of 6%
•	Cellular Subscriber Base: approximately 2.97 million at quarter-end, an increase of 10%
•	Fiber-Optic Subscriber Base: 173 thousand subscribers at quarter-end, an increase of 72 thousand subscribers since Q2 2020, and an increase of 18 thousand in the quarter
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 571 thousand at quarter-end, an increase of 175 thousand since Q2 2020, and an increase of 57 thousand in the quarter
•	Infrastructure-Based Internet Subscriber Base: 354 thousand subscribers at quarter-end, an increase of 59 thousand subscribers since Q2 2020, and an increase of 15 thousand in the quarter
•
TV Subscriber Base: 223 thousand subscribers at quarter-end, an increase of 8 thousand subscribers since Q2 2020, and a decrease of 11 thousand in the quarter. Excluding subscribers removal, as explained below, the subscriber base increased by 10 thousand in the second quarter

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Rosh Ha’ayin, Israel, August 18, 2021 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended June 30, 2021.

Commenting on the results for the second quarter 2021, Mr. Avi Zvi, CEO of Partner, noted:

“In the second quarter, Partner continued to lead the Israeli communications market in innovation and in business activity growth, while maintaining profitability - even at a time when the impact of COVID-19 is still noticeable.

Since I took office in June, I've been learning how the Company works, getting to know its employees and formalizing, with the management team and board members, a new company structure that will lead Partner in the future. I have discovered a Company with human capital of the first degree and management agility that, along with its financial strength, will advance Partner towards new and significant projects.

Along with strategy building and Partner's new structure, we have begun to take steps in order to promote even further Partner's leadership in customer service and to increase the profitability in product lines and operational segments of the Company.”

Mr. Tamir Amar, Partner's Deputy CEO & Chief Financial Officer, commented on the results:

“In the second quarter of 2021, growth in revenues continued while maintaining a cost structure that enabled growth in profit. A moderate return of roaming service revenues along with an increase in the subscriber base led to cellular service revenue growth compared to the corresponding period last year. The fixed-line segment's growth trajectory continued along with an improvement in Adjusted EBITDA.

Our cellular subscriber base totaled 2.97 million at quarter-end, an increase of 67 thousand in the quarter, of which 31 thousand were subscribers of data and voice packages provided to students with a fixed twelve-month package by the Ministry of Education as part of their COVID--19 program. Excluding these subscribers, the increase in Post-Paid subscribers totaled 36 thousand this quarter. The churn rate in the quarter amounted to 7.2%, compared to 7.5% in the corresponding quarter last year. ARPU in the quarter totaled NIS 48 compared to NIS 51 in the corresponding quarter last year, the decrease mainly reflecting the continued price erosion, although to a lesser extent, and the decrease in interconnect revenues, which were partially offset by a moderate increase in roaming service revenues.

In the fixed-line segment, we continued to focus on connecting buildings to the Company's fiber-optic infrastructure. The number of homes connected within buildings connected to our fiber-optic infrastructure was 571 thousand at the end of the quarter, an increase of 57 thousand in the quarter.

Partner’s fiber-optic subscriber base totaled 173 thousand at the end of the quarter, an increase of 18 thousand in the quarter and of 34 thousand since the beginning of the year, reflecting a 30% penetration rate from potential customers in connected buildings. Regarding our television services, the subscriber base grew by 10 thousand in the second quarter of 2021, excluding the impact of the removal that we carried out of subscribers who had joined the Company at various times and had remained in trial periods of over six months without charge or usage. Including the impact of the removal, the reported subscriber base decreased by 11 thousand in the quarter.

The results for the second quarter of 2021 reflect the Company's budgetary discipline. The level of OPEX remained stable whilst our subscriber base increased, and television content was expanded to include the "SPORT ONE" premium channels and others. Note that the OPEX level in the corresponding quarter last year was lower than usual due to a decrease in payroll and related expenses mainly due to employees being placed on unpaid leave during the quarter as a result of COVID-19.

In addition, the results of the second quarter of 2021 include a provision for the Company’s contribution to the government-mandated fiber incentive fund in an amount of NIS 6 million. The purpose of the fund, which is funded by telecoms infrastructure and service providers, is to provide an incentive for telecoms operators (excluding Bezeq and its Group members) to deploy fiber-optic infrastructure in areas which are not included in the committed areas of Bezeq’s fiber-optic roll-out plan as provided to the Ministry of Communications. We estimate that a similar amount shall be provisioned for the fund during the second half of the year.

Adjusted EBITDA in the second quarter of 2021 totaled NIS 213 million, an increase of 6% compared to the corresponding quarter last year and an increase of 10% excluding the fiber incentive fund provision.

Looking ahead, the Company expects the moderate recovery in roaming service revenues, due to the continued increase in air travel, to continue in the third quarter of 2021. However, a retreat is possible in view of the possible implications of the new COVID-19 variants for air travel.

Adjusted Free Cash Flow (before interest and including lease payments) for the quarter totaled NIS 8 million, and CAPEX payments for the quarter totaled NIS 139 million.

Net debt stood at NIS 670 million at the end of the quarter, compared with NIS 658 million at the end of the corresponding quarter last year, an increase of NIS 12 million. The financial robustness of the Company remains strong, with the Company's net debt to Adjusted EBITDA ratio at 0.8 at the end of the quarter.”

Q2 2021 compared with Q2 2020

NIS Million (except EPS)	Q2’20	Q2’21	Comments
Service Revenues	616	649	The increase reflected growth in fixed-line and cellular services as subscriber growth continues in fiber, TV and cellular, with an increase in cellular roaming services
Equipment Revenues	158	191	The increase reflected a higher volume of equipment sales in both cellular and fixed-line segments
Total Revenues	774	840
Gross profit from equipment sales	30	39
OPEX	456	485	The increase mainly reflects the cost-cutting measures taken in Q2’20 to mitigate COVID-19 effects and a NIS 6 million provision in Q2'21 for the fiber incentive fund
Operating profit	20	30	Excl. fund provision, operating profit in Q2'21 totaled NIS 36 million
Adjusted EBITDA	200	213	Excl. fund provision, Adjusted EBITDA in Q2'21 totaled NIS 219 million
Adjusted EBITDA as a percentage of total revenues	26%	25%
Profit for the period	7	9
Earnings per share (basic, NIS)	0.04	0.05
Capital Expenditures (cash)	119	139
Adjusted free cash flow (before interest payments)	44	8
Net Debt	658	670

Key Performance Indicators

	Q2'20	Q1’21	Q2’21	Change QoQ
Cellular Subscribers (end of period, thousands)	2,708	2,903	2,970	Post-Paid: Increase of 67 thousand from Q1’21 (of which 30 thousand data packages and one thousand voice packages from Ministry of Education) Pre-Paid: Unchanged from Q1'21
Monthly Average Revenue per Cellular User (ARPU) (NIS)	51	48	48
Quarterly Cellular Churn Rate (%)	7.5%	6.8%	7.2%
Fiber-Optic Subscribers (end of period, thousands)	101	155	173	Increase of 18 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC), (end of period, thousands)	396	514	571	Increase of 57 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	295	339	354	Increase of 15 thousand subscribers
TV Subscribers (end of period, thousands)	215	234	223	Decrease of 11 thousand subscribers. An increase of 10 thousand subscribers excluding removal of trial-period subscribers

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'20	Q2'21	Change %	Q2'20	Q2'21	Change %	Q2'20	Q2'21	Q2'20	Q2'21	Change %
Total Revenues	539	577	+7%	272	296	+9%	(37)	(33)	774	840	+9%
Service Revenues	409	420	+3%	244	262	+7%	(37)	(33)	616	649	+5%
Equipment Revenues	130	157	+21%	28	34	+21%	-	-	158	191	+21%
Operating Profit (Loss)	13	35	+169%	7	-5	-	-	-	20	30	+50%
Adjusted EBITDA	129	139	+8%	71	74	+4%	-	-	200	213	+6%

Financial Review

In Q2 2021, total revenues were NIS 840 million (US$ 258 million), an increase of 9% from NIS 774 million in Q2 2020.

Service revenues in Q2 2021 totaled NIS 649 million (US$ 199 million), an increase of 5% from NIS 616 million in Q2 2020.

Service revenues for the cellular segment in Q2 2021 totaled NIS 420 million (US$ 129 million), an increase of 3% from NIS 409 million in Q2 2020. The increase was mainly the result of higher roaming service revenues which was partially offset by a decrease in interconnect revenues.

Service revenues for the fixed-line segment in Q2 2021 totaled NIS 262 million (US$ 80 million), an increase of 7% from NIS 244 million in Q2 2020. The increase mainly reflected higher revenues from the growth in internet and TV services, which were partially offset by a decline in revenues from international calling services.

Equipment revenues in Q2 2021 totaled NIS 191 million (US$ 59 million), an increase of 21% from NIS 158 million in Q2 2020, mainly reflecting higher retail equipment sales in both the cellular and fixed-line segments due to the adverse impact of the COVID-19 crisis on retail customer sales in Q2 2020.

Gross profit from equipment sales in Q2 2021 was NIS 39 million (US$ 12 million), compared with NIS 30 million in Q2 2020, an increase of 30%, mainly reflecting the recovery from COVID-19 impact on Q2 2020 and a change in the product mix which led to an increase in the average profit per sale.

Total operating expenses (‘OPEX’) totaled NIS 485 million (US$ 149 million) in Q2 2021, an increase of 6% or NIS 29 million from Q2 2020. The increase mainly reflected, on the one hand, lower payroll and related expenses in Q2 2020 mainly due to employees placed on unpaid leave during the quarter as a result of the COVID-19 crisis, as well as other savings related to COVID-19, and on the other hand, a provision of NIS 6 million that was recorded (mainly in the cellular segment) in Q2 2021 for the government-mandated fiber incentive fund.

OPEX including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) increased in Q2 2021 by 5% compared with Q2 2020.

Operating profit for Q2 2021 was 30 million (US$ 9 million), an increase of 50% compared with NIS 20 million in Q2 2020.

Adjusted EBITDA in Q2 2021 totaled NIS 213 million (US$ 65 million), an increase of 6% from NIS 200 million in Q2 2020. Adjusted EBITDA margin in Q2 2021 was 25% compared with 26% in Q2 2020. Excluding the provision for the fiber incentive fund, Adjusted EBITDA in Q2 2021 totaled NIS 219 million, an increase of 10% from the corresponding quarter in 2020 and a margin of 26% of total revenues.

Adjusted EBITDA for the cellular segment was NIS 139 million (US$ 43 million) in Q2 2021, an increase of 8% from NIS 129 million in Q2 2020. The increase largely reflected the increases in revenues and in gross profit from equipment sales, as well as a decrease in interconnect expenses, partially offset by higher payroll and related expenses (see explanation above) and the impact on the cellular segment of the provision for the fiber incentive fund . As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment was 24% in Q2 2021, unchanged from Q2 2020.

Adjusted EBITDA for the fixed-line segment was NIS 74 million (US$ 23 million) in Q2 2021, an increase of 4% from NIS 71 million in Q2 2020. The increase mainly reflected the increases in revenues and in gross profit from equipment sales which were partially offset by increases in content expenses and in higher payroll and related expenses (see explanation above). As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment was 25% in Q2 2021, compared with 26% in Q2 2020.

Finance costs, net in Q2 2021 were NIS 16 million (US$ 5 million), an increase of 23% compared with NIS 13 million in Q2 2020.

Income tax expenses in Q2 2021 were NIS 5 million (US$ 1 million), compared with no tax expenses in Q2 2020.

Profit in Q2 2021 was NIS 9 million (US$ 3 million), an increase of 29% compared with a profit of NIS 7 million in Q2 2020.

Based on the weighted average number of shares outstanding during Q2 2021, basic earnings per share or ADS, was NIS 0.05 (US$ 0.02) compared with NIS 0.04 in Q2 2020.

Cellular Segment Operational Review

At the end of Q2 2021, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.97 million, including approximately 2.62 million Post-Paid subscribers or 88% of the base, and 355 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the second quarter of 2021, the cellular subscriber base increased, net, by 67 thousand subscribers. The Post-Paid subscriber base increased, net, by 67 thousand subscribers and the Pre-Paid subscriber base remained unchanged. The increase in the Post-Paid subscriber base included approximately 30 thousand subscribers of data packages and one thousand subscribers of voice packages provided to students with a fixed twelve-month period by the Ministry of Education as part of their COVID-19 program.

Total cellular market share (based on the number of subscribers) at the end of Q2 2021 was estimated to be approximately 28%, compared with 27% at the end of Q1 2021 and 25% at the end of Q2 2020.

The quarterly churn rate for cellular subscribers in Q2 2021 was 7.2%, compared with 6.8% in Q1 2021 and 7.5% in Q2 2020.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2021 was NIS 48 (US$ 15), a decrease of 6% from NIS 51 in Q2 2020, mainly due to the continued price erosion, although to a lesser extent, and the decrease in interconnect revenues, which were partially offset by the increase in roaming service revenues.

Fixed-Line Segment Operational Review

At the end of Q2 2021:

•	The Company's fiber-optic subscriber base was 173 thousand subscribers, an increase, net, of 18 thousand subscribers during the second quarter of 2021.

•
The Company's infrastructure-based internet subscriber base (fiber subscribers and wholesale market subscribers) was 354 thousand subscribers, an increase, net, of 15 thousand subscribers during the second quarter of 2021.

•	Households in buildings connected to our fiber-optic infrastructure (HC) totaled 571 thousand, an increase of 57 thousand during the second quarter of 2021.

•
The Company's TV subscriber base totaled 223 thousand subscribers, a decrease, net, of 11 thousand subscribers during the second quarter of 2021. In the second quarter of 2021, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined the company at various times and had remained in trial periods of over six months without charge or usage. Excluding this removal, the subscriber base increased by 10 thousand in the second quarter.

Funding and Investing Review

In Q2 2021, Adjusted Free Cash Flow (including lease payments) totaled NIS 8 million (US$ 2 million), a decrease of NIS 36 million compared with NIS 44 million in Q2 2020.

Cash generated from operating activities totaled NIS 179 million (US$ 55 million) in Q2 2021, a decrease of 7% from NIS 193 million in Q2 2020.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 32 million (US$ 10 million) in Q2 2021, a decrease of 3% from NIS 33 million in Q2 2020.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 139 million (US$ 43 million) in Q2 2021, an increase of 17% from NIS 119 million in Q2 2020.

The level of net debt at the end of Q2 2021 amounted to NIS 670 million (US$ 206 million), compared with NIS 658 million at the end of Q2 2020, an increase of NIS 12 million.

Regulatory Developments

Call for Public Comments on the incentive tenders for the deployment of FTTH networks

Further to the description in the Company's 2020 Annual Report-Item 4B-12e-vii "Amendment to the Communications law regarding the deployment of fiber-optic infrastructures in Israel", in July 2021 the Ministry of Communications published a Call for Public Comments (the “Call”) regarding the principles of the tender processes (the “Incentive Tenders”) it plans to apply for incentivizing the rollout of FTTH (fiber to the home) networks in areas in which Bezeq has decided not to deploy its FTTH network.

For each statistical area in which Bezeq has decided not to deploy its FTTH network, a licensee would be chosen (by a tender process) to deploy an FTTH network to all households in said area. The winning bidder will receive a financial stimulus for such deployment from an incentive fund and will be obliged to deploy an FTTH network in this area (but will also be obliged to provide other licensees with a wholesale BSA (bit stream access) service on its FTTH network in said area). Bezeq and its subsidiaries would not allowed to deploy a fiber optic network in these areas for a period of five years.

Among other issues, the Call specified the tender mechanism for selecting the winning bidders. In order to allow for economies of scope and maximize the use of subsidy funds, the Ministry intends to apply an auction mechanism known as a “first-price package auction”. This mechanism allows each bidder to submit a number of bids for one, or more, statistical areas (up to 1,000 bids per bidder). Each bid would also be required to specify the amount of money the bidder requires for deploying an FTTH network to all households in the statistical areas included in said bid.

The winning bids would be selected by an algorithm which would identify the optimal combination of bids – the combination which maximizes the number of households to be connected to an FTTH network, given the amount of money available to incentive fund for the relevant year. The Company has filed a detailed position in response to the Call.

Folkman Committee Recommendations

In September 2020, the Minister of Communications appointed a committee assigned with re-examining the overall regulatory regime applicable to the broadcasting segment in Israel (the “Folkman Committee”). See the Company's 2020 Annual Report-Item 3D.1.f.

In July 2021 the Folkman Committee submitted its recommendations to the Minister of Communications.

The Folkman Committee's report includes, among other things, recommendations regarding the following issues:

•	The establishment of a single regulatory authority for commercial broadcasting (which would replace the Council for Cable and Satellite Broadcasting and the Second Authority Council);

•
The single regulatory authority will regulate all audiovisual content providers, including TV content services which are provided over the Internet ("OTT"), such as those of the Company, and which are currently unregulated;

•
Regulation would be applied to audiovisual content providers in a gradual manner, in accordance with their annual income: (1) all audiovisual content providers (regardless of their annual income) would be subject to rules regarding ethics and a ban on exclusivity in sports programming, rules concerning accessibility would be applied gradually (in accordance with annual income); (2) an audiovisual content provider with an annual income of more than NIS 300 million would be subject to a license and would be required to invest between 4% to 6.5% of its annual income in specific local production genres; (3) an audiovisual content provider with an annual income of more than NIS 600 million would be required to invest 6.5% of its annual income in specific local production genres.

The actual implementation of the committee's recommendations is subject to adoption by the Minister of Communications and various other processes (such as amendments to legislation).

The Ministry has allowed the public to comment on the Folkman Committee’s recommendations. The Company is currently studying these recommendations and their possible implications on its TV offering and intends to file a detailed position regarding the recommendations of the Folkman Committee.

Decision regarding a reform in the structure of the Internet Market

The fixed internet access market in Israel is currently divided into two tiers of services: infrastructure services and ISP service. This split was intended to allow entry of new competitors, which provide services over Bezeq's and HOT Telecom’s infrastructure.

Further to the description in the Company's 2020 Annual Report-Item 4B-12e-x "Hearing regarding a reform in the structure of the Internet Market", in June 2021 the Minister of Communications published its decision regarding the abolition of the split between the infrastructure service and the ISP service.

The decision is aimed at ending the split of this segment into two tiers and allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components). The decision lays out several stages for implementation, as follows:

•
By 20.8.2021 Bezeq and Hot Telecom are to submit an agreement containing Key Performance Indicators (“KPIs”) and agreed compensation provisions with an access seeker (an ISP licensee with at least 10,000 active subscribers in the wholesale market;)

•
By 20.9.2021 the Ministry will announce one of the following three alternatives: (1) approval of a submitted agreement; (2) approval of a submitted agreement subject to certain changes announced by the Ministry; (3) If no agreement is submitted – the Ministry will set the terms of a binding agreement.

The agreement will become part of the "shelf offer" of the relevant infrastructure owner and will apply in relation to all access seekers. If Bezeq or Hot Telecom submit more than one agreement with different access seekers, then all access seekers will be offered the option of being included under one of these agreements, without discrimination;

•
From 20.9.2021 until 20.12.2021 a "calibration stage" will apply, during which Bezeq, Hot Telecom and access seekers shall report on the KPIs on a monthly basis. The Ministry may choose to extend the calibration period by an additional three months;

•	At the end of the calibration period, a "preparation stage" of three months will apply during which the agreed compensation mechanism will be first implemented (alongside the KPIs ;)

•
On 20.3.2022 (if any of the previous stages have not been extended), Bezeq and Hot Telecom will be allowed to market a unified product (comprised of both infrastructure and ISP components) to household subscribers (the “Effective Date").

From the Effective Date onwards, all new subscribers (and any existing subscribers who wish to alter their existing service) may only be offered a unified product. This decision does not apply to the business sector, where the split between the infrastructure services and ISP service shall remain.  At this stage, the Company is unable to evaluate the impact of the decision on the Company's business, among others, in view of the dependence on the determination of the KPIs and the compensation mechanisms and their enforcement by the Ministry of Communications.

Approval of the merger between Bezeq International and Yes

In July 2021, the Minister of Communications approved a merger between Bezeq International and DBS Satellite Services (1998) Ltd. ("Yes"), a multi-channel pay TV provider (both are wholly-owned subsidiaries of Bezeq), subject to certain conditions which have not been published. According to Bezeq’s immediate report on this matter (the “Report”), the Minister approved the transfer of Bezeq International’s license to Yes as part of a full statutorial merger of Bezeq International into Yes. According to said Report, the existing structural separation provisions will be applied to the new company to which Bezeq International's integration activities will be transferred. Bezeq has announced that in light of the approval, its subsidiaries intend to continue implementing the plan for the change in the group's structure.

Conference Call Details

Partner will host a conference call to discuss its financial results on Wednesday, August 18, 2021 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:

International: +972.3.918.0687

North America toll-free: +1.866.860.9642

A live webcast of the call will also be available on Partner's Investors Relations website at:

http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from August 18, 2021 until September 1, 2021, at the following numbers:

International: +972.3.925.5921

North America toll-free: +1.888.254.7270

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief regarding (i) the scope of the Company’s future contribution to the government-mandated fiber incentive fund and (ii) the continued overall impact of COVID-19 on the Company's results. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular (i) Changes in the regulation and economic conditions with respect to the government-mandated fiber incentive fund and (ii) the severity and duration of the impact on our business of the current health crisis. In light of the current unreliability of predictions as to the ultimate severity and duration of the health crisis, as well as the specific regulatory and business risks facing our business, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The quarterly financial results presented in this press release are unaudited financial results. The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2021: US $1.00 equals NIS 3.260. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow	Net cash provided by operating activities add Net cash used in investing activities deduct Proceeds from (investment in) deposits, net deduct Lease principal payments deduct Lease interest payments	Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:

Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	376	280	86
Short-term deposits	411	516	158
Trade receivables	560	582	179
Other receivables and prepaid expenses	46	30	9
Deferred expenses – right of use	26	27	8
Inventories	77	95	29
	1,496	1,530	469

NON CURRENT ASSETS
Long-term deposits	155
Trade receivables	232	241	74
Deferred expenses – right of use	118	131	40
Lease – right of use	663	684	210
Property and equipment	1,495	1,560	479
Intangible and other assets	521	499	153
Goodwill	407	407	125
Deferred income tax asset	29	21	6
Prepaid expenses and other assets	9	10	3
	3,629	3,553	1,090

TOTAL ASSETS	5,125	5,083	1,559

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	290	377	116
Trade payables	666	724	222
Payables in respect of employees	58	82	25
Other payables (mainly institutions)	29	13	4
Income tax payable	27	28	9
Lease liabilities	120	124	38
Deferred revenues from HOT mobile	31	31	10
Other deferred revenues	100	98	29
Provisions	13	14	4
	1,334	1,491	457
NON CURRENT LIABILITIES
Notes payable	1,219	1,029	316
Borrowings from banks	86	60	18
Financial liability at fair value	4
Liability for employee rights upon retirement, net	42	44	13
Lease liabilities	582	599	184
Deferred revenues from HOT mobile	71	55	17
Provisions and other non-current liabilities	64	64	20
	2,068	1,851	568

TOTAL LIABILITIES	3,402	3,342	1,025

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2020 and June 30, 2021 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2020 – *182,826,973 shares
June 30, 2021 – -*183,165,444 shares
Capital surplus	1,311	1,285	394
Accumulated retained earnings	606	624	191
Treasury shares, at cost December 31, 2020 – **7,741,784 shares June 30, 2021 – *-*7,406,681 shares	(196)	(170)	(52)
TOTAL EQUITY	1,723	1,741	534
TOTAL LIABILITIES AND EQUITY	5,125	5,083	1,559

*    Net of treasury shares.

** Including restricted shares in amount of 1,008,735 and 801,194 as of and  December 31, 2020 and June 30, 2021, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,581	1,673	774	840	513	258
Cost of revenues	1,308	1,387	653	696	425	214
Gross profit	273	286	121	144	88	44

Selling and marketing expenses	140	157	69	78	48	24
General and administrative expenses	90	86	39	44	26	13
Other income, net	13	15	7	8	5	2
Operating profit	56	58	20	30	19	9
Finance income	3	3	4	2	1	1
Finance expenses	35	38	17	18	12	6
Finance costs, net	32	35	13	16	11	5
Profit before income tax	24	23	7	14	8	4
Income tax expenses	7	9	*	5	4	1

Profit for the period	17	14	7	9	4	3

Earnings per share
Basic	0.09	0.08	0.04	0.05	0.02	0.02
Diluted	0.09	0.08	0.04	0.05	0.02	0.02
Weighted average number of shares outstanding (in thousands)
Basic	181,926	183,111	182,615	183,150	183,111	183,150
Diluted	182,522	183,706	183,161	183,767	183,706	183,767

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	17	14	7	9	4	3
Other comprehensive income (loss) for the period, net of income tax	1		(1)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	18	14	6	9	4	3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	6 months period ended June 30, 2021				6 months period ended June 30, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	826	462		1,288	824	421		1,245
Inter-segment revenue - Services	7	60	(67)		8	68	(76)
Segment revenue - Equipment	317	68		385	276	60		336
Total revenues	1,150	590	(67)	1,673	1,108	549	(76)	1,581
Segment cost of revenues - Services	615	468		1,083	640	399		1,039
Inter-segment cost of revenues - Services	60	7	(67)		68	8	(76)
Segment cost of revenues - Equipment	264	40		304	229	40		269
Cost of revenues	939	515	(67)	1,387	937	447	(76)	1,308
Gross profit	211	75		286	171	102		273
Operating expenses (3)	145	98		243	155	75		230
Other income, net	8	7		15	10	3		13
Operating profit (loss)	74	(16)		58	26	30		56
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	205	155			229	124
–Other (1)	3	1			6
Segment Adjusted EBITDA (2)	282	140			261	154
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				422				415
- Depreciation and amortization				(360)				(353)
- Finance costs, net				(35)				(32)
- Income tax income (expenses)				(9)				(7)
- Other (1)				(4)				(6)
Profit for the period				14				17

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended June 30, 2021				3 months period ended June 30, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	417	232		649	405	211		616
Inter-segment revenue - Services	3	30	(33)		4	33	(37)
Segment revenue - Equipment	157	34		191	130	28		158
Total revenues	577	296	(33)	840	539	272	(37)	774
Segment cost of revenues - Services	309	235		544	318	207		525
Inter-segment cost of revenues - Services	30	3	(33)		33	4	(37)
Segment cost of revenues - Equipment	132	20		152	110	18		128
Cost of revenues	471	258	(33)	696	461	229	(37)	653
Gross profit	106	38		144	78	43		121
Operating expenses (3)	74	48		122	70	38		108
Other income, net	3	5		8	5	2		7
Operating profit (loss)	35	(5)		30	13	7		20
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	102	79			114	64
–Other (1)	2				2
Segment Adjusted EBITDA (2)	139	74			129	71
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				213				200
- Depreciation and amortization				(181)				(178)
- Finance costs, net				(16)				(13)
- Income tax expenses				(5)				*
- Other (1)				(2)				(2)
Profit for the period				9				7

*   Representing an amount of less than 1 million.

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months period ended June 30,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	398	388	119
Income tax paid	(1)	(1)	*
Net cash provided by operating activities	397	387	119

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(192)	(208)	(64)
Acquisition of intangible and other assets	(78)	(80)	(24)
Investment in deposits, net	(55)	50	15
Interest received	3	1	*
Net cash used in investing activities	(322)	(237)	(73)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(67)	(64)	(19)
Lease interest payments	(9)	(9)	(3)
Interest paid	(33)	(42)	(13)
Share issuance, net of issuance costs	276
Advances on account of notes payables issuance	11
Proceeds from issuance of notes payable, net of issuance costs	88	23	7
Repayment of notes payable	(204)	(128)	(39)
Repayment of non-current borrowings	(26)	(26)	(8)
Settlement of contingent consideration	(1)
Net cash provided by financing activities	35	(246)	(75)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	110	(96)	(29)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	299	376	115

CASH AND CASH EQUIVALENTS AT END OF PERIOD	409	280	86

*   Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months period ended June 30,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	17	14	4
Adjustments for:
Depreciation and amortization	338	345	106
Amortization of deferred expenses - Right of use	15	15	5
Employee share based compensation expenses	5	4	1
Liability for employee rights upon retirement, net	(1)	5	2
Finance costs, net	(1)	(2)	(1)
Lease interest payments	9	9	3
Interest paid	33	42	13
Interest received	(3)	(1)	*
Deferred income taxes	6	7	2
Income tax paid	1	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	87	(31)	(9)
Other	1	15	5
Increase (decrease) in accounts payable and accruals:
Trade	(33)	20	6
Other payables	(30)	8	2
Provisions	(7)	1	*
Deferred revenues from HOT mobile	(16)	(16)	(5)
Other deferred revenues	12	(2)	(1)
Increase in deferred expenses - Right of use	(28)	(29)	(9)
Current income tax	1	1	*
Decrease (increase) in inventories	(8)	(18)	(5)
Cash generated from operations	398	388	119

*   Representing an amount of less than 1 million.

At June 30, 2021 and 2020, trade and other payables include NIS 170 million ($52 million) and NIS 123 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	397	387	193	179	119	55
Net cash provided by (used in) investing activities	(322)	(237)	70	(19)	(73)	(6)
Investment in short-term deposits, net	55	(50)	(186)	(120)	(15)	(37)
Lease principal payments	(67)	(64)	(29)	(28)	(19)	(9)
Lease interest payments	(9)	(9)	(4)	(4)	(3)	(1)
Adjusted Free Cash Flow	54	27	44	8	9	2
Interest paid	(33)	(42)	(31)	(41)	(13)	(12)
Adjusted Free Cash Flow After Interest	21	(15)	13	(33)	(4)	(10)

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	1,039	1,083	525	544	333	168
Selling and marketing expenses	140	157	69	78	48	24
General and administrative expenses	90	86	39	44	26	13
Depreciation and amortization	(353)	(360)	(178)	(181)	(111)	(56)
Other (1)	*	(1)	1	*	*	*
OPEX	916	965	456	485	296	149

*	Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation and other adjustments.

Key Financial and Operating Indicators (unaudited) *

NIS M unless otherwise stated	Q2' 19	Q3' 19	Q4' 19	Q1' 20	Q2' 20	Q3' 20	Q4' 20	Q1' 21	Q2' 21	2019	2020
Cellular Segment Service Revenues	453	466	438	423	409	415	416	413	420	1,798	1,663
Cellular Segment Equipment Revenues	115	142	172	146	130	134	135	160	157	571	545
Fixed-Line Segment Service Revenues	230	233	238	245	244	252	252	260	262	925	993
Fixed-Line Segment Equipment Revenues	24	25	26	32	28	35	41	34	34	103	136
Reconciliation for consolidation	(41)	(41)	(40)	(39)	(37)	(36)	(36)	(34)	(33)	(163)	(148)
Total Revenues	781	825	834	807	774	800	808	833	840	3,234	3,189
Gross Profit from Equipment Sales	35	33	37	37	30	38	40	42	39	144	145
Operating Profit	22	26	30	36	20	20	20	28	30	87	96
Cellular Segment Adjusted EBITDA	159	170	156	132	129	134	138	143	139	635	533
Fixed-Line Segment Adjusted EBITDA	55	55	61	83	71	70	65	66	74	218	289
Total Adjusted EBITDA	214	225	217	215	200	204	203	209	213	853	822
Adjusted EBITDA Margin (%)	27%	27%	26%	27%	26%	26%	25%	25%	25%	26%	26%
OPEX	472	474	467	460	456	475	480	481	485	1,885	1,871
Finance costs, net	16	18	20	19	13	24	13	19	16	68	69
Profit (Loss)	3	7	7	10	7	(5)	5	5	9	19	17
Capital Expenditures (cash)	143	174	127	151	119	147	156	149	139	629	573
Capital Expenditures (additions)	142	150	129	129	121	179	166	142	182	578	595
Adjusted Free Cash Flow	31	13	16	10	44	21	(3)	19	8	49	72
Adjusted Free Cash Flow (after interest)	15	12	0	8	13	12	(10)	18	(33)	12	23
Net Debt	965	956	957	673	658	646	657	639	670	957	657
Cellular Subscriber Base (Thousands)	2,616	2,651	2,657	2,676	2,708	2,762	2,836	2,903	2,970	2,657	2,836
Post-Paid Subscriber Base (Thousands)	2,337	2,366	2,366	2,380	2,404	2,437	2,495	2,548	2,615	2,366	2,495
Pre-Paid Subscriber Base (Thousands)	279	285	291	296	304	325	341	355	355	291	341
Cellular ARPU (NIS)	58	59	55	53	51	51	49	48	48	57	51
Cellular Churn Rate (%)	7.9%	7.7%	7.2%	7.5%	7.5%	7.3%	7.2%	6.8%	7.2%	31%	30%
Infrastructure-Based Internet Subscribers (Thousands)			268	281	295	311	329	339	354	268	329
Fiber-Optic Subscribers (Thousands)			76	87	101	120	139	155	173	76	139
Homes connected to fiber-optic infrastructure (Thousands)			324	361	396	432	465	514	571	324	465
TV Subscriber Base (Thousands)	160	176	188	200	215	224	232	234	223 **	188	232
Number of Employees (FTE)	2,895	2,923	2,834	1,867	2,745	2,731	2,655	2,708	2,628	2,834	2,655

*	See footnote 2 regarding use of non-GAAP measures.
**
In Q2'21, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined the company at various different times and had remained in trial periods of over six months without charge or usage.

Disclosure for notes holders as of June 30, 2021

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.06.2021				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	109	109	**	110	1.187% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (3)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	384	384	**	394	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20* 26.11.20* 31.05.21*	225 38.5 86.5 15.1 84.8 12.2 300 62.2 26.5	851	851	1	938	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series in July 2020, November 2020 and May 2021, the Company issued Series G Notes in a principal amount of NIS 12.2 million, NIS 62.2 million and NIS 26.5 million, respectively. The issuance in May 2021 was the final exercise of option warrants from the second series.

(2)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of June 30, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

  In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(3)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**   Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of June 30, 2021 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.06.2021 and 18.08.2021 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.06.2021 and 18.08.2021	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	08/2021
07/2010, 09/2010, 10/2010, 09/2012, 12/2012,

06/2013, 07/2014, 07/2015, 07/2016, 07/2017,

08/2018, 11/2018, 12/2018, 01/2019, 04/2019,

08/2019, 02/2020, 05/2020, 06/2020, 07/2020,

08/2020, 11/2020, 05/2021, 08/2021

ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
F	S&P Maalot	ilA+	ilA+	08/2021	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	08/2021	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+

(1) In August 2021, S&P Maalot reaffirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 11, 2021.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, November 2019, February 2020, May 2020, July 2020, November 2020 and May 2021 the Company issued additional Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million, NIS 15.1 million, NIS 84.8 million, NIS 12.2 million, NIS 62.2 million and NIS 26.5 million, respectively.

 * A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating   should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2021

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	322,213	-	-	-	42,988
Second year	-	212,985	-	-	-	36,155
Third year	-	212,985	-	-	-	30,064
Fourth year	-	85,083	-	-	-	23,823
Fifth year and on	-	510,501	-	-	-	34,033
Total	-	1,343,767	-	-	-	167,063

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	2,282
Second year	-	37,426	-	-	-	1,055
Third year	-	22,760	-	-	-	357
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	112,318	-	-	-	3,694

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2021 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	374,345	-	-	-	45,270
Second year	-	250,411	-	-	-	37,210
Third year	-	235,745	-	-	-	30,421
Fourth year	-	85,083	-	-	-	23,823
Fifth year and on	-	510,501	-	-	-	34,033
Total	-	1,456,085	-	-	-	170,757

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Deputy CEO & Chief Financial Officer

Dated: August 18, 2021